

Pernod Ricard

April 17th, 2003



AP/DD/170.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1page



Pernod Ricard

Pernod Ricard sells its shares in Kirin Distillery to Kirin Brewery

Paris, 15 April 2003 – Pernod Ricard has sold all of its shareholding in Kirin Distillery (former joint venture Kirin Seagram Limited) to Kirin Brewery. As a result, Kirin Brewery now holds 100% of Kirin Distillery.

Kirin distributes, amongst others, the following Pernod Ricard brands in Japan: Chivas Regal, Martell, Royal Salute and Glen Grant.

Contacts

Francisco de la Vega / Media	Tel: +33 (0)1 41 00 40 95
Patrick de Borredon / Investor Relations	Tel: +33 (0)1 41 00 41 71

For further information on Pernod Ricard, please consult our website: www.pernod-ricard.com